UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Baldor Electric Company

(Name of Subject Company)

Baldor Electric Company

(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R.S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

(479) 646-4711

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of a newspaper advertisement relating to the proposed acquisition of Baldor Electric Company (the “Company”) by ABB Ltd (“ABB”) pursuant to the terms of an Agreement and Plan of Merger, dated November 29, 2010, by and among the Company, ABB and Brock Acquisition Corporation, a wholly owned subsidiary of ABB.

Additional Information

The tender offer described in these materials has not yet commenced, and these materials are neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”). Investors and Company shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by the Company with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd – Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH-8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/recommendation statement will be made available to all Company shareholders free of charge at www.baldor.com or by contacting Baldor Electric Company at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.

Safe Harbor for Forward-Looking Statements

These materials contain forward-looking statements within the meaning of the federal securities laws. The forward-looking statements contained in these materials (generally identified by words or phrases indicating a projection or future expectation such as “assume”, “believe”, “can”, “continue”, “could”, “depend”, “estimate”, “expect”, “forecast”, “future”, “if”, “intend”, “may”, “ongoing”, “pending”, “probable”, “projected”, “should”, “subject to”, “will”, “would”, or any grammatical forms of these words or other similar words) are based on the Company’s current expectations and are subject to risks and uncertainties. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, including those more described in under “Risk Factors” in Part II, Item 1A of the Company’s most recent Form 10-Q and Part I, Item 1A of the Company’s most recent Form 10-K, each of which have been filed with the SEC, as well as: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the Offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, distributors, customers, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including the Solicitation/Recommendation Statement on

Schedule 14D-9 to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

[NEWSPAPER ADVERTISEMENT]

AN OPEN LETTER TO BALDOR EMPLOYEES AND COMMUNITIES

Earlier this week, ABB, the leading power and automation technology group, and Baldor, a North American leader in industrial motors, announced that we plan to combine our two companies. This is an exciting opportunity, and we will become one of the world’s leading suppliers of motors, generators, drives and mechanical power transmission products.

In the last two decades, Baldor has increased revenue five-fold and created thousands of jobs, growing to approximately 7,000 employees today. Baldor has grown by being a North American leader in industrial motors, with talented people dedicated to the best in customer service. These are accomplishments to be proud of. We are proud that Baldor and ABB will become one family.

For those of you who don’t know ABB, it is a global leader in power and automation technologies that enable industry and utility customers to improve performance while lowering environmental impact. The head office is in Zurich, Switzerland, and the group does business in approximately 100 countries. ABB has been in business for almost 120 years and shares Baldor’s passion for people and excellence.

As we have announced, ABB’s North American headquarters for motors, generators and mechanical power transmission products will be located in Fort Smith, Arkansas. Both John McFarland and Ron Tucker will continue with the company. Ron will run the combined business, and John will play a key role in the integration of the North American business. We will keep the Baldor brand and we will continue to be active supporters of our local communities. Together, we will work to make the most of many business opportunities here in the US and overseas. We are confident that, as we pursue those opportunities, there will be exciting new opportunities for employees and the communities in which they work. We fully expect that this combination will mean more jobs over time in this area because we believe our companies are stronger together than either is separately.

We expect that our companies will be become one in the first part of 2011, and we are convinced that the future for our combined business is bright.

We wish you all a happy holiday season, and a healthy and prosperous New Year.

Joe Hogan	Ulrich Spiesshofer	John McFarland	Ron Tucker
ABB CEO	Executive Committee member responsible for ABB Discrete Automation and Motion division	Baldor Chairman and CEO	Baldor President and COO

About ABB: ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve their performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Forward-Looking Statements: This letter contains “forward-looking statements” relating to the acquisition of Baldor by ABB. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the acquisition will be completed, or if it is completed, that it will close within the anticipated time period or that the expected benefits of the acquisition will be realized. Forward-looking statements in the letter should be evaluated together with the many uncertainties that affect ABB’s business, particularly those identified in the cautionary factors discussion in ABB’s Annual Report on Form 20-F for the year ended December 31, 2009. ABB undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Additional Information: This letter is neither an offer to purchase nor a solicitation of an offer to sell securities. ABB will cause a new wholly owned subsidiary, Brock Acquisition Corporation, to file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (SEC). Investors and Baldor shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Baldor with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to ABB at www.abb.com or at ABB Ltd - Office of the Corporate Secretary – Affolternstrasse 44, P.O. Box 8131 – CH-8050 Zurich / Switzerland. A copy of the tender offer statement and the solicitation/ recommendation statement will be made available to all shareholders of Baldor free of charge at www.Baldor.com or by contacting Baldor at P.O. Box 2400, Fort Smith, Arkansas, telephone number 479-648-5769.